Exhibit 99.2
Shinhan Bank and Shinhan Card resolved to pay cash dividends to Shinhan Financial Group

On February 7, 2017, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 480 billion or KRW 302.72 per common share for the fiscal year of 2016, subject to the shareholders’ approval.

On February 8, 2017, the Board of Directors of Shinhan Card, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 400 billion or KRW 3,191 per common share for the fiscal year of 2016, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amounts.